Exhibit 4.13

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the “Company”)

PO Box 24076, 4420 West Saanich Road
Victoria, British Columbia V8Z 7E7

Item 2.	Date of Material Change

September 26, 2018

Item 3.	News Release

A news release was disseminated on September 26, 2018 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

On September 26, 2018, the Company entered into a long term supply agreement (the “Agreement”) with Emerald Health Hemp Inc. (“EHH”) to purchase CBD-containing hemp biomass for extraction into CBD oil. EHH has rights to production from approximately 500 acres planted to hemp in Manitoba and Prince Edward Island in 2018, with a plan to expand field operations in 2019. Under the Agreement, the Company will purchase the entire production of harvested hemp chaff, plant material consisting mainly of flower and leaf, from the property in 2018 and will purchase the entire production from an expanded area of approximately 1,000 acres in 2019 to 2022, with an option to renew for an additional two-year period. The hemp chaff is expected to be processed via the Company’s exclusive alliance with Factors R&D Technologies Ltd., a division of Factors Group of Nutritional Companies Inc., which has extensive extraction experience and large capacity.

EHH is a wholly owned subsidiary of Emerald Health Sciences Inc. ("EHS"), which also owns approximately 32% of the issued and outstanding shares of the Company. Accordingly, both EHH and EHS are related parties of the Company for purposes of National Instrument 61-101: Protection of Minority Security Holders in Special Transactions ("NI 61-101") and the transaction is a related party transaction. The transaction is exempt from the valuation and minority approval requirements of NI 61-101 pursuant to the exemptions in Sections 5.5(d) and 5.7(c) of NI 61-101.

Item 5.	Full Description of Material Change

On September 26, 2018, the Company entered into the Agreement with EHH to purchase CBD-containing hemp biomass for extraction into CBD oil. EHH has rights to production from approximately 500 acres planted to hemp in Manitoba and Prince Edward Island in 2018, with a plan to expand field operations in 2019. Under the Agreement, the Company will purchase the entire production of harvested hemp chaff, plant material consisting mainly of flower and leaf, from the property in 2018 and will purchase the entire production from an expanded area of approximately 1,000 acres in 2019 to 2022, with an option to renew for an additional two-year period. The purchase price for hemp will be set for each year during the term of the Agreement by an independent third party based on market prices. The Company has the right to terminate the Agreement prior to the end of the term in certain circumstances on 12 months’ prior notice. The hemp chaff is expected to be processed via the Company's exclusive alliance with Factors R&D Technologies Ltd., a division of Factors Group of Nutritional Companies Inc., which has extensive extraction experience and large capacity.

In conjunction with Bill C-45, Health Canada recently issued an exemption to holders of Industrial Hemp licenses to begin collecting, drying, storing and transporting the chaff of hemp. After October 17, farmers will be able to sell hemp chaff to licensed processors under Bill C-45.

The Company is finalizing the terms of an exclusive arrangement with Factors R&D Technologies Ltd. to initially provide the Company with access to a facility with operating extraction infrastructure capable of processing up to 1 million kg of biomass and producing up to 600 million softgel capsules annually. Apart from providing pharmaceutical-grade, industrial-scale manufacturing and expertise, the plan for this collaboration is to also leverage the Factors Group’s decades of experience in product development, formulation and innovation.

EHH is a wholly owned subsidiary of EHS, which also owns approximately 32% of the issued and outstanding shares of the Company. Accordingly, both EHH and EHS are related parties of the Company for purposes of NI 61-101 and the transaction is a related party transaction. The transaction is exempt from the valuation and minority approval requirements of NI 61-101 pursuant to the exemptions in Sections 5.5(d) and 5.7(c) of NI 61-101.

The purpose of the transaction is to secure significant low-cost cannabinoid supply to serve the Company’s manufacturing and marketing goals. The Company expects hemp to become the Company's lowest cost source of CBD. The transaction is also expected to expand the Company’s ability to produce CBD products.

Dr. Avtar Dhillon and Messrs. Jim Heppell and Punit Dhillon, each of whom is a director of the Company, is also a director and/or officer of Emerald Health Sciences Inc. and/or EHH. Accordingly, each such person has a “disclosable interest” in the transaction under applicable corporate law. In accordance with applicable corporate law, each such person declared his interest to the Company and abstained from voting on any resolution of the board of directors of the Company with respect to the transaction. The transaction was negotiated on behalf of the Company by Mr. Chris Wagner, CEO and a director of the Company. The transaction was approved by unanimous vote of the independent directors of the Company consisting of Mr. Wagner and Mr. Bob Rai at a meeting of the Company’s board on September 25, 2018.

No formal valuation was required or obtained in connection with the transaction and the Company has not obtained any prior valuations in connection with the subject matter.

Sales of hemp under the Agreement can commence October 17, 2018. The press release covering the transaction was disseminated 21 days before the effective date of the Agreement. This material change report is being filed less than 21 days before such date because the date on which the new Cannabis Act will come into force permitting legalized sales of cannabis in Canada.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:
Rob Hill
Chief Financial Officer
Telephone: 1.800.757.3536 ext. #5

Item 9.	Date of Report

October 3, 2018

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